Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Results of Annual General Meeting

Melbourne (Australia) and Indianapolis, IN (U.S.) – 21 May 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix", "the Company") is pleased to advise that each of the resolutions put to today's Annual General Meeting of shareholders (AGM) was carried, decided by way of a poll.

The outcomes in respect of each resolution on the agenda at today's AGM are set out in the attached report, in accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act.

Authorized for lodgement by:

Genevieve Ryan
Company Secretary

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations

Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

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TELIX PHARMACEUTICALS LIMITED

ANNUAL GENERAL MEETING
Wednesday, 21 May, 2025

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Direct vote (as at proxy close):		Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	For	Against	Abstain **	Result
02	ADOPT THE 2024 REMUNERATION REPORT	N	128,420,454 93.64%	1,921,726 1.40%	234,362 0.17%	1,139,636	6,195,744 4.52%	367,358 0.27%	136,436,318 98.21%	2,481,922 1.79%	1,191,706	Carried
03A	RE-ELECT TIFFANY OLSON AS DIRECTOR	NA	128,769,707 69.41%	4,613,594 2.49%	20,916,717 11.28%	134,976	31,084,828 16.76%	127,737 0.07%	182,973,706 97.47%	4,750,331 2.53%	135,071	Carried
03B	RE-ELECT JANN SKINNER AS DIRECTOR	NA	128,302,371 69.12%	5,086,761 2.74%	20,909,217 11.26%	30,095	31,189,378 16.80%	129,737 0.07%	182,612,420 97.22%	5,216,498 2.78%	30,190	Carried
03C	ELECT MARIE MCDONALD AS DIRECTOR	NA	133,108,233 71.71%	277,799 0.15%	20,913,936 11.27%	38,631	31,176,317 16.80%	132,643 0.07%	187,390,940 99.77%	429,442 0.23%	38,726	Carried
03D	ELECT ANNE WHITAKER AS DIRECTOR - RESOLUTION WITHDRAWN	NA	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn	
04A	APPROVE THE GRANT OF DEFERRED SHARE RIGHTS TO THE MD & CEO AS PART OF HIS ANNUAL 2024 SHORT-TERM VARIABLE REMUNERATION	NA	129,678,149 93.45%	2,297,935 1.66%	236,801 0.17%	456,595	5,866,800 4.23%	687,681 0.50%	137,552,577 97.87%	2,994,635 2.13%	508,665	Carried
04B	APPROVE THE GRANT OF PERFORMANCE SHARE APPRECIATION RIGHTS TO THE MD & CEO AS HIS ANNUAL 2025 LONG-TERM VARIABLE REMUNERATION	NA	129,664,540 93.45%	2,302,484 1.66%	236,801 0.17%	473,155	5,861,913 4.22%	685,030 0.49%	137,411,443 97.78%	3,119,171 2.22%	525,225	Carried

TELIX PHARMACEUTICALS LIMITED

ANNUAL GENERAL MEETING
Wednesday, 21 May, 2025

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Direct vote (as at proxy close):		Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	For	Against	Abstain **	Result
05	ADOPT THE US EMPLOYEE STOCK PURCHASE PLAN RULES	NA	131,983,569 95.23%	10,326 0.01%	235,967 0.17%	627,192	5,979,225 4.31%	382,472 0.28%	139,969,588 99.71%	401,817 0.29%	679,262	Carried
06	APPROVE AN INCREASE IN THE MAXIMUM AGGREGATE REMUNERATION FOR NON-EXECUTIVE DIRECTORS	NA	129,879,672 94.23%	1,171,590 0.85%	236,983 0.17%	448,017	5,765,736 4.18%	772,072 0.56%	137,637,237 98.59%	1,968,662 1.41%	500,087	Carried
07	RATIFY THE PRIOR ISSUE OF IMAGINAB CONSIDERATION SHARES	NA	154,026,158 93.58%	16,065 0.01%	238,089 0.14%	216,693	10,275,351 6.24%	41,695 0.03%	166,748,797 99.97%	57,760 0.03%	219,043	Carried
08	RATIFY THE PRIOR ISSUE OF IMAGINAB RIGHTS	NA	154,026,694 93.58%	13,065 0.01%	237,553 0.14%	219,693	10,275,246 6.24%	41,800 0.03%	166,748,673 99.97%	54,884 0.03%	222,043	Carried
09	RATIFY THE PRIOR ISSUE OF CONVERTIBLE BONDS	NA	133,282,841 71.89%	82,168 0.04%	20,912,121 11.28%	235,817	31,107,814 16.78%	21,588 0.01%	187,498,306 99.94%	119,775 0.06%	235,817	Carried
10	RE-INSERT THE PROPORTIONAL APPROVAL PROVISION IN TELIX'S CONSTITUTION	NA	133,283,511 71.88%	99,191 0.05%	20,913,171 11.28%	209,196	30,921,872 16.68%	213,058 0.11%	187,314,103 99.83%	328,249 0.17%	209,196	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

TELIX PHARMACEUTICALS LIMITED

ANNUAL GENERAL MEETING
Wednesday, 21 May, 2025

Resolution proposed but not put to the meeting

No	Short Description	Reason(s) for not putting to the meeting
03D	ELECT ANNE WHITAKER AS DIRECTOR - RESOLUTION WITHDRAWN	Resolution withdrawn